Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2019 Financial Results

TAIPEI, Taiwan, May 2, 2019 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2019 unaudited financial results.

Comments from Management

In the first quarter of 2019, we continued our streamlined operations of licensed games while growing and developing our own offerings. In spite of an 8.4% decrease in revenues during this quarter, operating loss maintained at approximately $0.9 million, comparable to the previous quarter.

“The strategy we have adopted since 2018,” said Giga GigaMedia CEO James Huang, “is making a difference. By trimming off or terminating underperforming products or services and selectively introducing new ones, an improved allocation of resources now delivers a more solid productivity and opens up possibilities for exploring a long-term growth path.”

We prepared for in the first quarter, and launched in early the second quarter of 2019, Senran Kagura: New Link, a licensed card battle game. It is one of the popular Senran Kagura series that is developed by a subsidiary of Marvelous Inc., a Japanese game developer. By targeting a niche audience that loves the series, this game is well received. While we have just launched it and are still fine-tuning the operations, based on the initial results, we are very optimistic about its contribution to our following quarters.

Meanwhile, we were also making progress in renovating and developing our offerings, as well as building up an advanced framework for promoting customer relationships. We believe the cultivation of a loyal customer base on our own offerings will eventually further boost customer value and create revenues and profits

First Quarter Overview

●	Operating revenue decreased by $0.1 million or 8.4% in quarter-on-quarter comparison, and decreased by 0.7 million or 31.3% in year- over -year comparison.
●

Loss from operations amounted to approximately $0.9 million and net loss approximatley $0.5 million, comparable to the fourth quarter of 2018 and slightly improved when compared with the same quarter last year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q19 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q19	4Q18	Change (%)	1Q19	1Q18	Change (%)
Revenues	1,483	1,619	(8.4)%	1,483	2,160	(31.3)%
Gross Profit	738	880	(16.1)%	738	1,214	(39.2)%
Loss from Operations	(949)	(1,021)	NM	(949)	(975)	NM
Net Loss Attributable to GigaMedia	(532)	(503)	NM	(532)	(853)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.05)	(0.05)	NM	(0.05)	(0.08)	NM
EBITDA (A)	(876)	(806)	NM	(876)	(1,104)	NM
Cash and Restricted Cash and Cash Equivalents	58,494	59,826	(2.2)%	58,494	62,618	(6.6)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

●

Consolidated revenues for the first quarter of 2019 decreased by 8.4% quarter-on-quarter to $1.5 million, from $1.6 million in the fourth quarter of 2018, or by 31.3% year-over-year from $2.2 million in the first quarter of 2018.

●	Consolidated gross profit decreased to $0.7 million from $0.9 million in last quarter and from $1.2 million the same quarter last year.
●

Consolidated operating expenses were $1.7 million in the first quarter of 2019, representing a decrease by $0.2 million quarter-on-quarter, or a decrease by $0.5 million from $2.2 million year-over-year. The year-over-year and quarter-on-quarter change were due to reduced marketing expenses.

●	Loss from operation of the first quarter of 2019 was a loss of $0.9 million, approximately comparable to a loss of $1.0 million last quarter and approximately the same as in the first quarter of 2018.
●

Net loss of the first quarter of 2019 was a net loss of $0.5 million, approximately comparable to a loss of $0.5 million in the fourth quarter of 2018, and improved by $0.3 million when compared from the same quarter last year.

●	Cash, restricted cash and cash equivalents at the first quarter-end of 2019 accounted for $58.5 million, decreased by $1.3 million from the end of 2018.

Financial Position

As of March 31, 2019, GigaMedia had $58.5 million in cash and restricted cash, approximately $5.3 per share, compared to $62.6 million, or $5.7 per share, at the end of the first quarter of 2018. The decrease mostly reflected the net cash used in operating activities.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 2, 2019. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2018 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“While we feel quite positive about the new licensed game we just launched in early April 2019,” said CEO James Huang, “we believe the strategy of in-house developing own offerings and creating customer value is of vital importance for GigaMedia’s future.”

“At the same time, we keep seeking strategic investment targets with expertise of AI or big data,” said CEO James Huang. “These technologies are changing the world with enormous potentials of enhancing efficiencies, unlocking hidden values, or even creating new businesses. With such a strategic investment, we can exploit our techniques of data analytics at exploring applications of these technologies. Such an investment also presents synergies for elevating our customer experiences and extracting value from our vast database.”

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2019 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw , and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2019 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2019	12/31/2018	3/31/2018
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,483,233	1,618,931	2,160,466
Operating costs
Cost of digital entertainment service revenues	744,901	739,324	946,688
Gross profit	738,332	879,607	1,213,778
Operating expenses
Product development and engineering expenses	320,494	215,625	289,171
Selling and marketing expenses	526,003	576,256	996,751
General and administrative expenses	835,987	860,903	896,504
Impairment losses	—	243,966	—
Other	5,214	3,946	6,494
	1,687,698	1,900,696	2,188,920
Loss from operations	(949,366)	(1,021,089)	(975,142)
Non-operating income (expense)
Interest income	381,799	333,338	278,943
Foreign exchange (loss) gain - net	(11,402)	129,052	(158,912)
Other-net	46,912	56,162	2,346
	417,309	518,552	122,377
Loss before income taxes	(532,057)	(502,537)	(852,765)
Income tax benefit (expense)	—	—	—
Net loss attributable to shareholders of GigaMedia	(532,057)	(502,537)	(852,765)

Loss per share attributable to GigaMedia
Basic:	(0.05)	(0.05)	(0.08)
Diluted:	(0.05)	(0.05)	(0.08)

Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2019	12/31/2018	3/31/2018
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	57,976,503	59,307,829	62,111,308
Accounts receivable - net	589,520	523,004	626,225
Prepaid expenses	208,919	122,434	384,051
Restricted cash	517,815	517,815	506,981
Other receivables	375,192	2,998	314,331
Other current assets	127,377	120,802	140,241
Total current assets	59,795,326	60,594,882	64,083,137

Property, plant & equipment - net	100,148	121,585	203,992
Intangible assets - net	32,492	37,726	9,353
Prepaid licensing and royalty fees	383,681	435,156	993,833
Other assets	1,034,278	255,604	289,821
Total assets	61,345,925	61,444,953	65,580,136

Liabilities and equity
Accounts payable	98,921	104,030	364,977
Accrued compensation	134,243	170,470	207,524
Accrued expenses	1,228,483	1,262,707	2,148,836
Unearned revenue	1,290,792	1,369,769	1,845,355
Other current liabilities	177,073	366,167	336,062
Total current liabilities	2,929,512	3,273,143	4,902,754
Other liabilities	779,919	—	—
Total liabilities	3,709,431	3,273,143	4,902,754
Total GigaMedia’s shareholders’ equity	57,636,494	58,171,810	60,677,382
Total liabilities and equity	61,345,925	61,444,953	65,580,136

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2019	12/31/2018	3/31/2018
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(532,057)	(502,537)	(852,765)
Depreciation	25,388	25,301	23,454
Amortization	12,899	4,137	3,828
Interest income	(381,799)	(333,338)	(278,943)
Interest expense	—	—	—
Income tax (benefit) expense	—	—	—
EBITDA	(875,569)	(806,437)	(1,104,426)